  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 4, 2020

VidAngel, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center Str. Provo, Utah 84601
(Full mailing address of principal executive offices)

(760) 933-8437
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Class B Nonvoting Common Stock

ITEM 2.	BANRUPTCY OR RECEIVERSHIP

Order Confirming Joint Plan of Reorganization

On September 1, 2020, VidAngel, Inc. (the “Company”) filed a Joint Plan of Reorganization of Trustee and Studios (the “Joint Plan”) in the United States Bankruptcy Court for the District of Utah (the “Bankruptcy Court”). On September 4, 2020, the Joint Plan along with the settlement agreement between the Company and the "Studios" (as hereinafter defined)(the "Settlement Agreement"), were confirmed by the Bankruptcy Court, with an effective date to be determined upon the satisfaction of certain conditions as set forth in the Joint Plan.

A full copy of the Joint Plan is furnished as Exhibit 1.2 to this Current Report on Form 1-U and is incorporated herein by reference. The following is a summary of certain provisions of the Joint Plan and is not intended to be a complete description of the Joint Plan.

The Joint Plan contemplates that:

●
The Company will continue as a “going concern”, and will reorganize through the continuation of its business operations and satisfaction of its debts over time.
●
The Company agrees not to directly or indirectly descramble or decrypt a copyrighted work of the studios which are party to the Settlement Agreement (the "Studios"), or their affiliates.
●
The Company also agrees not to reproduce, transmit, stream, publicly perform, or distribute copyrighted works of the Studios, or their affiliates.
●
The Company agrees not to bring any legal action asserting claims under Title 17 of the Unites States Code, or any related federal or state law claims, against any of the Studios, or their affiliates, unless the action is related to alleged infringement of the Company’s exclusive rights in its own copyrighted works.
●
The Company agrees not to use any resources to lobby congress to amend the Family Movie Act of 2005, and agrees to voluntarily dismiss our appeal of the permanent injunction and judgement obtained by the Studios in the California Action (as defined in the Joint Plan).
●
Holders of all allowed claims will be paid in full and holders of equity interests shall retain their interests in the Company.
●
Upon the effective date of the Joint Plan, holders of Class 1 & 2 claims will be paid in full.
●
Upon the effective date of the Joint Plan, holders of Class 3 claims shall be paid a total of $9.9M over 14 years, due quarterly, with the first payment of $176,786 due on October 15, 2020.

As of September 4, 2020, the Company had 21,564,957 Class A & Class B Common shares outstanding, with no shares reserved for future issuance in respect of claims and interests filed and allowed under the Joint Plan.

Information as to the Assets and Liabilities of the Company as of August 31, 2020, are furnished as Exhibit 1.4 to this Current Report on Form 1-U and is incorporated herein by reference.

ITEM 2.1	EXHIBITS

The following exhibits are filed as part of this Current Report on Form 1-U:

Exhibit Number	Description

1.1	Order Confirming Joint Plan of Reorganization
1.2	Joint Plan of Reorganization of Trustee and Studios Under Chapter 11 of the Bankruptcy Code
1.3	Settlement Agreement between VidAngel, Inc. and the Studios
1.3a	Promissory Note between VidAngel, Inc. and Studios
1.3b	Security Agreement between VidAngel, Inc. and Studios
1.3c	Non-Compete Agreement between VidAngel, Inc. and Neal Harmon
1.3d	Non-Compete Agreement between VidAngel, Inc. and Jeffrey Harmon
1.4*	Chapter 11 Bankruptcy Monthly Operating Report for August 2020

* To be filed by amendment when available.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VidAngel, Inc.

Dated: September 14, 2020	By:	/s/ Neal S. Harmon
Neal S. Harmon
Chief Executive Officer